UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                  INFORMATION TO BE INCLUDED IN THE STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b) (c) AND (d) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 3)




                               HENRY SCHEIN, INC.
                                (Name of issuer)



                     Common Stock, par value $0.01 per share
                         (Title of class of securities)



                                    806407102
                                 (CUSIP number)
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806407102                 13G


1    NAMES OF REPORTING PERSONS
     Voting Trust under Agreement dated September 30, 1994

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Not applicable


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      0
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                         [x]


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0%


12   TYPE OF REPORTING PERSON*
     00




                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 5.   Ownership of Five Percent or Less of a Class.

    |X| The reporting person has ceased to be the beneficial owner of more than five percent of the class.*

















-------------------

* The Voting Trust under Agreement dated September 30, 1994, among the Company, the Estate of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, management stockholders of the Company, and Stanley M. Bergman, as voting trustee terminated on December 31, 1998 and the trustee thereof is in the process of returning to each of the parties thereto the stock which they beneficially owned in the Voting Trust.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1999




                                    /s/Stanley M. Bergman
                                    Stanley M. Bergman,
                                    as Voting Trustee under
                                    Agreement dated September 30, 1994